Exhibit 99.1

TRICOM ANNOUNCES FIRST QUARTER RESULTS

(Santo Domingo, Dominican Republic, May 6, 2004) Tricom, S.A. (NYSE:TDR) today announced consolidated unaudited financial results for the first quarter ended March 31, 2004.

Results of Continuing Operations

Continuing operations consist of the Company’s local service, long distance, mobile, cable television and broadband data transmission and Internet services in the Dominican Republic, as well as the Company’s wholesale and retail international long distance operations in the U.S. The Company’s financial results continue to be significantly affected by currency devaluation, despite the growth and improved performance of certain of its key business segments. During the 2004 first quarter, the average value of the Dominican peso with respect to the U.S. dollar declined by approximately 103 percent from the same period last year and by 26 percent from the 2003 fourth quarter.

“During the first quarter, the Company took steps to improve its financial and operating position in the face of continuing difficult market conditions, marked by currency devaluation,” said Carl Carlson, chief executive officer. “We took measures to strategically streamline our expenses and preserve cash, providing us with additional financial flexibility throughout our restructuring process. We have been greatly encouraged by the response and the support we have received from our key constituents, including our employees, customers, and suppliers since the announcement of our restructuring process. During the first quarter, we invested prudently in our key growth drivers and improved our customer base by continuing to expand our presence within the postpaid and corporate market segments. Despite a difficult operating environment, we had a strong quarter in terms of net line additions. Going forward, we will continue to work aggressively to execute on our strategy for long-term success”, said Carlson.

Operating revenues from continuing operations totaled $43.3 million for the 2004 first quarter, a 23.6 percent decrease from the 2003 first quarter. Adjusted EBITDA totaled $11.0 million for the 2004 first quarter, compared to Adjusted EBITDA of $17.6 million for the same period last year.

First quarter long distance revenues decreased by 13.3 percent to $21.5 million, primarily as a result of lower international long distance traffic, derived from the Company’s U.S.-based wholesale and retail operations, coupled with the impact of currency devaluation on outbound international and domestic long distance revenues generated in the Dominican Republic.

Domestic telephony revenues totaled $11.7 million in the 2004 first quarter, a 31 percent decrease from the 2003 first quarter.  The decrease in domestic telephony revenues was primarily the result of the decline in value of the Dominican peso. At March 31, 2004, the Company had approximately 147,000 lines in service, a 0.6 percent decrease from lines in service at March 31, 2003. Total lines in service at the end of the 2004 first quarter grew by approximately 2.1 percent on a sequential basis, due to intensified sales efforts. Net line additions for the quarter totaled approximately 3,000, the highest reported quarterly growth since the 2002 second quarter.

Mobile revenues decreased by 32 percent to $6.3 million in the 2004 first quarter from the 2003 first quarter primarily as result of currency devaluation and the effect of a previously announced change in mobile revenue recognition. Beginning in the 2003 second quarter, the Company began to account for mobile revenues net of sales commission fees. Mobile subscribers at March 31, 2004, totaled approximately 276,000, a 36 percent decrease from mobile subscribers at March 31, 2003.  As previously announced, the Company reduced the period in which a mobile prepaid customer can receive incoming calls without generating outgoing calls. As a result, the Company identified and voluntarily disconnected approximately 190,000 mobile subscribers during the 2004 first quarter that had not utilized the Company’s services for an extended period of time. The decline in the Company’s mobile subscriber base was offset in part by a higher number of postpaid mobile subscribers during the 2004 first quarter, which grew 6 percent from December 31, 2003.

Cable revenues totaled $2.6 million in the 2004 first quarter, a 34.5 percent decrease from the same period last year. The decrease is primarily the result of currency devaluation affecting the conversion of Dominican peso-generated cable revenues into U.S. dollars, together with a lower average subscriber base. To offset the impact of currency devaluation on cable revenues, the Company instituted price increases for cable services that were too recent to have a significant impact on the 2004 first quarter results. At March 31, 2004, cable subscribers totaled approximately 60,000, a 12.6 percent decrease from cable subscribers at March 31, 2003. The decline in cable subscribers is primarily attributable to a weak economic environment.

Data and Internet revenues totaled $1.1 million in the 2004 first quarter, representing a 27.8 percent year-over-year decrease. The decrease in data and Internet revenues resulted primarily from currency devaluation, partially offset by a year-over-year increase in data and Internet subscribers. At March 31, 2004, data and Internet access accounts totaled approximately 14,000, representing a 35.7 percent increase from data and Internet subscribers at March 31, 2003.

Consolidated operating costs and expenses from continuing operations totaled $52.7 million in the 2004 first quarter compared to $58.9 million in the 2003 first quarter. The decrease in 2004 first quarter operating costs and expenses is primarily the result of lower selling, general and administrative (SG&A) expenses and depreciation and amortization charges, offset in part by approximately $2.1 million in restructuring costs and other non-recurring expenses related to the Company’s financial restructuring initiatives.

SG&A expenses declined by 30.4 percent to $12.9 million in the 2004 first quarter, primarily due to continuing expense reduction efforts and operating efficiencies, as well as lower Dominican peso-denominated expenses resulting from currency devaluation. Cost of sales and services decreased by 2.2 percent to $21.0 million during the 2004 first quarter, primarily due to the decline in the volume of international long distance minutes, as well as lower cable programming fees resulting from contract renegotiations. The decrease was offset by increased transport and access charges due to higher domestic interconnection rates during the 2004 first quarter. Interconnection rates in the Dominican Republic are established in Dominican pesos but subject to change semiannually based on the U.S. dollar exchange rate variation.

Interest expense totaled approximately $15.4 million in both the 2004 and 2003 first quarters. The Company suspended interest payments on its unsecured debt obligations beginning in October 1, 2003. During the 2004 first quarter the Company recorded $1.4 million in foreign currency exchange gain compared to a foreign currency exchange gain of approximately $767,000 during the 2003 first quarter.

In the 2003 first quarter, the Company recognized $1.8 million in losses from discontinued operations in Central America. The Company will continue to report losses from discontinued operations in the periods they occur. Net loss from continuing operations totaled $23.3 million, or $0.36 per share for the 2004 first quarter, compared to a net loss from continuing operations of $19.0 million, or $0.29 per share during 2003 first quarter.

Liquidity and Capital Resources

Total debt, including capital leases and commercial paper, amounted to $453.7 million at March 31, 2004, compared to $449.5 million at December 31, 2003. The increase in total debt at March 31, 2004 is largely due to the reclassification of $5.4 million related to an early lease cancellation previously accounted for as an accrued expense at December 31, 2003. Total debt included $200 million principal amount of 11-3/8% Senior Notes due in September 2004, approximately $34.7 million of secured debt and approximately $219.0 million of unsecured bank and other debt. At March 31, 2004, the Company had approximately $7.4 million of cash on hand. For the three-months ended March 31, 2004 the Company’s net cash provided by operating activities totaled approximately $5.6 million compared to net cash used in operating activities of $427,000 for the year-ago period. Capital expenditures totaled $766,000 during the 2004 first quarter, representing an approximate 84.2 percent decrease from the same period last year.

On February 19, 2004, the Company announced the sale of its Central American trunking assets for a purchase price of approximately $12.5 million payable in stages. The estimated net proceeds of the sale to be received by the Company, totaling approximately $9 million, will be used to fund the Company’s short-term working capital requirements, providing it with the financial flexibility to pursue a financial restructuring of its balance sheet. As part of its ongoing strategy to streamline its operations, reduce costs and improve its financial and liquidity position, the Company continues to evaluate potential divestments of other under-performing or non-strategic assets.

Financial Restructuring Update

As previously announced, the Company is continuing negotiations with its secured and unsecured lenders, which include an ad hoc committee of holders of its 11-3/8% Senior Notes due 2004, regarding an agreement on a consensual financial restructuring of its balance sheet. Although there is no assurance that such an agreement will occur, the Company is optimistic that these negotiations will lead to a consensual agreement in the near term. The Company’s future results and its ability to continue operations will depend on the successful conclusion of the restructuring of its indebtedness.

Since these negotiations are ongoing, the treatment of the Company’s existing secured and unsecured creditors, as well as the interest of its existing shareholders, is uncertain at this time. However, the financial restructuring could possibly result in the conversion of at least all or a substantial portion of the Company’s outstanding 11-3/8% Senior Notes and unsecured commercial bank debt into equity in a manner that would reduce substantially, or eliminate, the value of the Company’s current equity.  Accordingly, investors in the Company’s debt and equity securities may be substantially diluted or lose all or substantially all of their investment in the Company’s securities.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, including devaluation of the Dominican peso, the effect of the Company’s default on its indebtedness, the inability to reach an agreement with our creditors on a restructuring plan, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

(Six tables to follow)

Non-GAAP and Other Financial Measures

This press release includes a discussion of the Company’s historical financial results using certain non-GAAP financial measures. Investors, analysts, valuation firms and lenders, also frequently use these measures although their definitions may vary. A “non-GAAP financial measure” is defined as a numerical measure of a company’s performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”). Pursuant to the requirements of Regulation G, the Company has included in its press release a reconciliation of all non-GAAP financial measures disclosed in the press release to the most directly comparable GAAP financial measure.

EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization, adjusted for items not included within the accepted definition of EBITDA, but which management believes should be excluded to reflect recurring operations.

Until September 1, 2002, we made payments to the Dominican government in lieu of income taxes. As a result, we calculated Adjusted EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. Our calculation of Adjusted EBITDA also adds asset impairments, which are non-cash charges related to fixed and intangible assets, restructuring costs, non-recurring expenses, extraordinary items, losses from discontinued operations, as well as changes in accounting charges.

Adjusted EBITDA is the primary basis used by our management to measure the operational strength and performance of all of our operating segments and units. We believe that Adjusted EBITDA provides meaningful additional information on our performance and on our ability to service our long-term debt and other obligations, and to fund capital expenditures.

Because we use Adjusted EBITDA as the measure to evaluate the performance of our core businesses, we reconcile it to net earnings (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles. Adjusted EBITDA does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

A quantitative reconciliation of EBITDA and Adjusted EBITDA follows:

TRICOM, S.A. AND SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures

(In US$)

	Three Months Ended
	March 31,
	2003	2004
EBITDA and Adjusted EBITDA reconciliation:

Add (subtract):
Net loss	$(19,017,154)	$(23,349,229)
Income taxes, net	680,034	60,000
Interest expense, net	15,166,173	15,383,835
Depreciation and amortization	18,988,101	16,811,392
EBITDA	$15,817,154	$8,905,998
Loss from discontinued operations, net	1,791,973	—
Restructuring costs and non-recurring expenses	—	2,052,004
Adjusted EBITDA	$17,609,127	$10,958,002

TRICOM, S.A. AND SUBSIDIARIES

Selected Financial and Operating Data (unaudited)

(In US$)

	1Q’03	4Q’03	1Q’04	Sequential % Chng.	Y-o-Y % Chng.

Economic Statistics (1):
Increase in C.P.I. (12 month aggregate)	18.7%	42.66%	62.32%
Increase in C.P.I year-to-date	9.3%	42.66%	24.37%
Exchange rate (at period end)	$24.65	41.50	44.58	+7.4%	+80.9%
Avg. period exchange rate	$23.80	38.13	48.20	+26.4%	+102.5%

Selected Financial Data:
EBITDA from continuing operations	$15,817,154	(205,638,800)	8,905,998	n.m.	-43.7%
Adjusted EBITDA from continuing operations	$17,609,127	14,153,230	10,958,002	-22.6%	-37.8%
Capital Expenditures, including capital leases	$4,860,598	3,168,863	765,921	-75.8%	-84.2%
Total employees (at period end)	1,526	1,469	1,397	-4.9%	-8.5%

Selected Operating Data:
Lines in service (at period end)	147,472	143,563	146,567	+2.1%	-0.6%
Avg. revenue per line in service	$38.08	31.61	26.96	-14.7%	-29.2%
Avg. monthly churn rate	2.8%	2.5%	1.9%

Cellular & PCS subscribers (at period end)	432,058	433,224	276,343	-36.2%	-36.0%
Minutes of use (in 000s)	64,704	64,475	69,873	+8.4%	+8.0%
Avg. revenue per user (blended)	$7.14	5.12	5.94	+16.0%	-16.8%
Avg. monthly churn rate	3.6%	4.2%	20.5%

Cable subscribers (at period end)	68,118	61,433	59,530	-3.1%	-12.6%
Avg. revenue per cable subscriber	$14.79	11.34	11.78	+3.9%	-20.3%
Avg. monthly churn rate	5.1%	2.8%	2.3%

Data/Internet subscribers (at period end)	10,577	12,404	14,356	+15.7%	+35.7%
Paging subscribers	8,169	4,006	3,748	-6.4%	-54.1%

Long distance minutes (in 000s) (2)	312,083	313,120	284,634	-9.1%	-8.8%

Footnote:

(1) Source: Dominican Republic Central Bank; TRICOM, S.A.

(2) Includes inbound, outbound and domestic long distance minutes.

CPI = Consumer Price Index

n.m. = Not meaningful

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31,	March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash on hand and in banks	$2,963,825	$7,393,513

Accounts receivable:
Customers	17,626,196	14,979,631
Carriers	15,271,998	16,624,684
Others	1,613,102	3,830,092
	34,511,296	35,434,407
Allowance for doubtful accounts	(5,446,244)	(4,841,557)
Accounts receivable, net	29,065,052	30,592,850

Inventories, net of allowances	920,101	2,276,291

Prepaid expenses	315,429	3,766,364
Deferred income taxes	3,571,426	3,571,426
Total current assets	36,835,833	47,600,444

Mortgage investments	306,658	665,039

Property and equipment, net	429,420,015	413,434,037
Intangible assets	3,126,140	3,126,140
Other assets at cost, net of amortization	22,982,400	20,210,908

	$492,671,046	$485,036,568

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets (cont.)

(In US$)

	December 31,	March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Liabilities and Stockholders’ Equity

Current liabilities
Notes payable:
Borrowed funds	$38,316,393	$42,167,430
Commercial paper	59,136,014	59,023,518
Current portion of long-term debt	252,376,875	259,043,177
	349,829,282	360,234,125

Current portion of capital leases	5,794,631	6,638,743

Accounts payable:
Carriers	21,089,385	17,699,346
Suppliers	11,127,549	9,280,511
Others	3,350,020	3,267,205
	35,566,954	30,247,062

Other liabilities	11,886,691	11,741,659
Accrued expenses	47,683,062	65,293,765
Total current liabilities	450,760,620	474,155,354

Reserve for severance indemnities	721,039	108,903
Deferred income tax	1,320,296	1,320,296
Capital leases, excluding current portion	8,736,691	7,892,579
Long-term debt, excluding current portion	85,113,179	78,889,444
Total liabilities	546,651,825	562,366,576

Stockholders’ equity:

Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2003 and March 31, 2004	24,951,269	24,951,269
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2003 and March 31, 2004; 19,144,544 issued at December 31, 2003 and March 31, 2004	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Retained loss	(365,000,350)	(388,349,579)
Other comprehensive income-foreign currency translation	(2,023,757)	(2,023,757)
Stockholders equity, net	(53,980,779)	(77,330,008)

	$492,671,046	$485,036,568

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$)

	Three Months Ended
	March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Operating revenues:
Long distance	$24,848,953	$21,533,651
Domestic telephony	17,015,813	11,733,907
Mobile	9,331,718	6,349,580
Cable	3,971,008	2,599,318
Data and Internet	1,535,489	1,107,886
Other	3,120	11,311
Total operating revenues	56,706,101	43,335,653

Operating costs and expenses:
Cost of sales and services	21,417,157	20,954,036
Selling, general and administrative expenses	18,462,503	12,852,591
Depreciation and amortization	18,988,101	16,811,392
Restructuring costs and non-recurring expenses	—	2,052,004
Total operating costs and expenses	58,867,761	52,670,023

Operating income	(2,161,660)	(9,334,370)

Other income (expenses):
Interest expense	(15,438,326)	(15,396,609)
Interest income	272,153	12,774
Foreign currency exchange gain (loss)	767,023	1,410,328
Other, net	15,664	18,648
Other expenses, net	(14,383,486)	(13,954,859)

Loss from continuing operations before income taxes	(16,545,146)	(23,289,229)

Income taxes, net	(680,034)	(60,000)

Loss from continuing operations, net	(17,225,180)	(23,349,229)

Loss from discontinued operations, net	(1,791,973)	—

Net loss	$(19,017,153)	$(23,349,229)

Loss per common share:
Loss from continuing operations	$(0.27)	$(0.36)
Loss from discontinued operations	(0.03)	—
Loss per common share	$(0.29)	$(0.36)

Average number of common shares used in calculation	64,602,585	64,602,585

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Unaudited)

(In US$)

	Three Months ended
	March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(19,017,153)	$(23,349,229)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	18,883,716	16,751,899
Allowance for doubtful accounts	1,521,796	354,484
Amortizations	1,111,080	59,493
Effect of exchange rate in debt	—	(1,286,542)
Expense for severance indemnities	80,579	—
Net changes in assets and liabilities:
Accounts receivable	(2,075,417)	(1,882,282)
Inventories	1,785,290	(1,356,190)
Prepaid expenses	1,012,621	(3,450,935)
Other assets	(261,777)	2,711,999
Accounts payable	(19,662)	(5,319,892)
Other liabilities	(616,182)	(145,032)
Accrued expenses	(2,658,440)	23,092,914
Reserve for severance indemnities	(173,222)	(612,136)
Total adjustments	18,590,382	28,917,780
Net cash provided by (used in) operating activities	$(426,771)	$5,568,551

Cash flows from investing activities:
Acquisition of investments	$(162,511)	$(81,246)
Acquisition of property and equipment	(4,860,598)	(765,921)
Net cash used in investing activities	(5,023,109)	(847,167)

Cash flows from financing activities:
Borrowed (paid) funds	279,682	(287,120)
Proceeds from issuance of commercial paper	11,390,687	—
Payments of commercial paper	—	(4,576)
Payments of long-term debt	(5,947,055)	—
Net cash provided by financing activities	5,723,314	(291,696)

Net increase in cash and cash equivalents	273,434	4,429,688

Cash and cash equivalents at beginning of the period	6,080,303	2,963,825

Cash and cash equivalents at end of period	$6,353,737	$7,393,513

For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@Tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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